Russel Metals Inc.
Report to Shareholders

Second Quarter Financial Results

Net earnings for the quarter ended June 30, 2004 were $50.4 million resulting in earnings per share of $1.03.  These earnings were stronger than those reported in our record first quarter of 2004 and significantly above the second quarter of 2003 earnings of $3.6 million and earnings per share of $0.08.

The steel landscape is currently dominated by increasing steel prices.  The Company has reaped the short-term benefits associated with the higher steel prices but more importantly is reaping the long and short-term benefits of previous strategic decisions.  The three major acquisitions completed over the last three years, A.J. Forsyth in British Columbia, Williams Steel in Wisconsin and Acier Leroux in Quebec have all dramatically improved the profitability of the Company in their respective markets.  This positioned the Company to positively respond to the dramatic upturn in steel pricing.  The decision to build, at a significant cost, a new flat rolled facility to house a new cut-to-length line and the exiting heavy gauge cut-to-length line was one of the hardest decisions management has made in recent years.  The aggressive timetable established for the move from the old B&T facility to the new facility enabled the Company to take advantage of the buoyant first half 2004 steel market and to produce immediate significant profits.

The three-pronged recapitalization of the balance sheet was completed in the second quarter.  During the first half of 2004, we issued 10 year US $175 million 6.375% Senior Notes and 5.75 million common shares for gross proceeds of  $51.8 million.  These proceeds were used to redeem all of the outstanding long-term debt and preferred shares reducing interest expense by $6.7 million.  The debt to equity ratio improved to 0.6 times and is very strong considering we financed the short-term growth in current assets of $169 million experienced in the first six months of 2004.   The issue of debt and common shares reduced the higher debt to equity ratio resulting from the three major acquisitions and our capital expenditure program. The balance sheet is as strong as any in the industry and provides the flexibility to react to conditions and opportunities presented by the steel sector.

The second quarter net earnings included a pre-tax charge of $1.9 million related to the long-term debt redemption and $0.5 million for restructuring costs.  The second quarter also included a charge of $1.0 million, net of tax, for previously discontinued non-metals operations.  The effect of these charges was a decrease in earnings of $0.05 per share.

The net earnings for the six months ended June 30, 2004 were $75.7 million or $1.58 per share compared to earnings of $7.2 million or $0.16 per share in 2003.  All of our operations experienced strong year over year results in the first half.  The 2003 earnings did not include any Acier Leroux operating results as the acquisition occurred in the third quarter of 2003.

Positive cash from operating activities was generated in the second quarter despite the higher inventory levels.  Inventory increased by $44.1 million to $367.5 million in the second quarter.  The large increases in average inventory cost per ton were partially offset by reduced tons on hand.  The average cost of inventory is currently at levels in excess of the average selling price to customers for 2003.  The timing and extent of future price changes from steel producers and their impact on the Company cannot be predicted with any certainty due to the inherent cyclical nature of the steel industry. As we indicated in the first quarter report, we continue to minimize inventory levels in order to reduce inventory valuation risks.

The Board of Directors approved a 50% increase in the quarterly dividend to $0.15 per common share payable September 15, 2004.

Outlook

Prior to the strategic actions discussed above, the assets in the Company's portfolio were projected to produce peak earnings of $1.00 per share.  The actions taken in recent years were expected to positively impact earnings causing the Company to project peak earnings in a normal cycle of $1.25 to $1.50 per share.  Today's business conditions, which resulted in second quarter earnings per share of $1.03 and first half earnings per share of $1.58, were not contemplated by anyone in the industry and would not have been believed by the financial community if they had been.  The circumstances that have enabled us to produce these earnings are a combination of several factors such as a steep run up in prices, as financially challenged steel producers in an increasingly concentrated industry seek to recover escalating input costs, capacity constraints by the steel producers, permanent portfolio enhancements by the Company, interest expense reductions and steady demand from our customers.

As we have stressed in the past, the steel industry is highly cyclical.  The market conditions continue to evolve and as such we are currently in uncharted waters so forecasting with any degree of certainty is difficult.  It is unclear if we will be able to maintain the present momentum but based on the current conditions, the third quarter should continue to produce excellent results when compared to previous years.

(signed) E.M. Siegel, Jr.

President and Chief Executive Officer

Dated July 22, 2004